UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          MARKETING SERVICES GROUP INC.
                                (Name of issuer)

                                 ORDINARY SHARES
                         (Title of class of securities)

                                    57090710
                                 (CUSIP number)

                                  JUNE 29, 1998
             (Date of Event which requires filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this schedule is filed:

                               /  / Rule 13d-1(b)
                               /X / Rule 13d-1(c)
                               /  / Rule 13d-1(d)

---------------------------------
       CUSIP No. 57090710
---------------------------------



--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /  /
                                                                       (b) /  /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
--------------------------------------------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY OWNED BY               0
EACH REPORTING               ---------------------------------------------------
PERSON WITH                  6      SHARED VOTING POWER
                                    634,500
                             ---------------------------------------------------
                                    SOLE DISPOSITIVE POWER
                             7      0
                             ---------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      709,300
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         709,300
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    /  /
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.42%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
--------------------------------------------------------------------------------

---------------------------------
       CUSIP No. 57090710
---------------------------------



--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Morgan Grenfell Asset Management Limited
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /  /
                                                                       (b) /  /
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
 -------------------------------------------------------------------------------
 NUMBER OF SHARES                5    SOLE VOTING POWER
 BENEFICIALLY OWNED BY                0
 EACH REPORTING                -------------------------------------------------
 PERSON WITH                     6    SHARED VOTING POWER
                                      634,500
                               -------------------------------------------------
                                 7    SOLE DISPOSITIVE POWER
                                      0
                               -------------------------------------------------
                                 8    SHARED DISPOSITIVE POWER
                                      709,300
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         709,300
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    /  /
--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.42%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         HC, IA, CO
--------------------------------------------------------------------------------

ITEM 1(A).    NAME OF ISSUER:

              Marketing Services Group Inc. (the "Issuer")

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              The address of the Issuer's principal executive offices is 400 Corporate Pointe, Culver City, CA 90230.

ITEM 2(A).    NAME OF PERSON FILING:

              This statement is filed on behalf of Deutsche Bank AG ("DBAG") and Morgan Grenfell Asset Management Limited ("MGAM" and, together with DBAG, the "Reporting Persons").

ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

              The principal place of business of MGAM is 20 Finsbury Circus, London, EC2M 1NB, England.

ITEM 2(C).    CITIZENSHIP:

              The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

ITEM 2(D).    TITLE OF CLASS OF SECURITIES:

              The title of the securities is ordinary shares (the "Ordinary Shares").

ITEM 2(E).    CUSIP NUMBER:

              The CUSIP number of the Ordinary Shares is set forth on each cover page.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

              (a)  /  /  Broker or dealer  registered  under  section  15 of the
                         Act;

              (b)  /  /  Bank as defined in section 3(a)(6) of the Act;

              (c)  /  /  Insurance Company as defined in section 3(a)(19) of the
                         Act;

              (d)  /  /  Investment  Company  registered  under section 8 of the
                         Investment Company Act of 1940;

              (e)  /  /  An  investment  adviser in  accordance  with Rule 13d-1
                         (b)(1)(ii)(E);

              (f)  /  /  An  employee   benefit  plan,  or  endowment   fund  in
                         accordance with Rule 13d-1(b)(1)(ii)(F);

              (g)  /  /  A  parent   holding   company  or  control   person  in
                         accordance with Rule 13d-1 (b)(1)(ii)(G);

              (h)  /  /  A savings association as defined in section 3(b) of the
                         Federal Deposit Insurance Act;

              (i)  /  /  A church plan that is excluded  from the  definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

              (j)  /  /  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

              If this statement is filed pursuant to Rule 13d-1 (c), check this box. /X /

ITEM 4.       OWNERSHIP.

              (A)   AMOUNT BENEFICIALLY OWNED:

                    Each  of  the  Reporting  Persons  owns  the  amount  of the
              Ordinary Shares as set forth on the applicable cover page.

              (B)   PERCENT OF CLASS:

                    Each of the  Reporting  Persons owns the  percentage  of the
              Ordinary Shares as set forth on the applicable cover page.

              (C)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                    (I)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                          Each of the  Reporting  Persons  has the sole power to
                    vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

                    (II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                          Each of the Reporting  Persons has the shared power to
                    vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

                    (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                           Each of the  Reporting  Persons has the sole power to
                    dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.

                    (IV)  SHARED  POWER TO DISPOSE OR TO DIRECT THE  DISPOSITION
                          OF:

                           Each of the Reporting Persons has the shared power to
                    dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Investment management clients of the Reporting Persons have the ultimate right to any dividends from Ordinary Shares and the proceeds from the sale of Ordinary Shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              MGAM is a subsidiary of DBAG. The following are subsidiaries of both DBAG and MGAM which hold Ordinary Shares included in the figures on the cover pages: Morgan Grenfell Capital Management Limited, Morgan Grenfell Investment Services Limited, and Morgan Grenfell International Funds Management Limited.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not applicable.

ITEM 10.      CERTIFICATION.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 10, 1998



                                             DEUTSCHE BANK AG



                                             By: /s/ Rainor Grimberg
                                                --------------------------------
                                                Name:   Rainor Grimberg
                                                Title:  Vice President



                                             By: /s/ Rondal Eric Powell
                                                --------------------------------
                                                Name:   Rondal Eric Powell
                                                Title:  Vice President

                                                                       EXHIBIT 1


               Consent of Morgan Grenfell Asset Management Limited


          The undersigned agrees that the Schedule 13G executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG and Morgan Grenfell Asset Management Limited pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934.

Dated:  July 10, 1998



                                        MORGAN GRENFELL ASSET MANAGEMENT LIMITED



                                        By: /s/ William Slattery
                                           -------------------------------------
                                           Name:   William Slattery
                                           Title:  Head of Business Risk